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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 11
AlphaNet Solutions, Inc. (Name of Issuer)
Common Stock, $0.01 par value per share (Title of Class of Securities)
020787107 (CUSIP Number)

Mac J. Slingerlend
Chief Executive Officer
CIBER, Inc.
5251 DTC Parkway, Suite 1400
Greenwood Village, Colorado 80111
(303) 220-0100

copy to:

 John McCabe
Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado 80202
(303) 892-9400
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
April 21, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following page(s))
Page 1 of 4 Pages

CUSIP No. 020787107	13D	Page 2 of 4 Pages

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) CIBER, Inc.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)			(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions) 00

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		(7)	SOLE VOTING POWER 46,000
BENEFICIALLY
OWNED BY EACH REPORTING		(8)	SHARED VOTING POWER 2,654,400*
PERSON WITH
		(9)	SOLE DISPOSITIVE POWER 46,000

		(10)	SHARED DISPOSITIVE POWER 0*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,700,400

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3%**

(14)	TYPE OF REPORTING PERSON (See Instructions) CO

*
As described in Item 4, pursuant to the Voting Agreement, an officer of CIBER has been granted an irrevocable proxy to vote the 2,654,400 shares held by the Subject Shareholders in favor of the Merger Agreement. In addition, CIBER has the right to acquire the shares upon the occurrence of certain events, including a termination of the Merger Agreement under circumstances which entitle CIBER to receive a termination fee. As a result of the execution and delivery of the Voting Agreement, CIBER may be deemed to be the beneficial owner of the shares of Common Stock held by the Subject Shareholders, and the share numbers and percentages appearing on this table reflect the beneficial ownership by CIBER of such shares.

**
Based on 6,388,188 shares issued and outstanding as of February 28, 2003, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

  Page 3 of 4 Pages

Item 1. Security and Issuer.

        The class of equity securities to which this Schedule 13D relates is the common stock, $0.01 par value per share (the "Common Stock"), of AlphaNet Solutions, Inc., a New Jersey corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7 Ridgedale Avenue, Cedar Knolls, New Jersey 07927.

Item 2. Identity and Background.

  (a)
  CIBER, Inc. is a corporation formed under the laws of the State of Delaware ("CIBER").

  (b)
  The address of the principal office of CIBER is 5251 DTC Parkway, Suite 1400, Greenwood Village, Colorado 80111.

  (c)
  CIBER and its subsidiaries provide information technology ("IT") system integration consulting and other IT services and to a lesser extent, resell certain IT hardware and software products.

  (d)
  During the last five years, CIBER has not been convicted in any criminal proceeding.

  (e)
  During the last five years, CIBER has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        The name, citizenship, business address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of CIBER are set forth in Schedule A. During the last five years, to the knowledge of CIBER, no person named in such Schedule A has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        The information set forth in Item 4 of this Schedule is incorporated by reference into this Item 3. The merger consideration is expected to consist of cash and up to 750,000 shares of CIBER common stock, $0.01 par value per share ("CIBER Common Stock"). It is currently anticipated that the cash amounts necessary to complete the merger transaction shall come from existing funds of CIBER and from borrowings under its credit facility.

Item 4. Purpose of Transaction.

        On April 21, 2003, CIBER, CIBER Acquisition Corporation, a New Jersey corporation wholly owned by CIBER and formed solely for the purpose of effecting the proposed merger (the "Merger"), and the Issuer entered into an Agreement and Plan of Merger dated April 21, 2003 (the "Merger Agreement"). The Merger Agreement provides, among other things, for the Issuer to be merged with CIBER Acquisition Corporation, with the Issuer to be the surviving corporation and a wholly owned subsidiary of CIBER. Pursuant to the Merger, the shareholders of the Issuer may elect to receive either cash or shares of CIBER Common Stock in exchange for their shares of Common Stock. If a shareholder elects to receive cash, he or she will receive $4.05 for each share of Common Stock with respect to which such election is made. If a shareholder elects to receive CIBER Common Stock, he or she will receive, for each share of Common Stock for which such election is made, a maximum of 0.85263 of a share of CIBER Common Stock and a minimum of 0.6 of a share of CIBER Common Stock, depending on the average closing price of CIBER Common Stock during the five trading day period immediately preceding the third day prior to the closing of the Merger, and subject to pro rata reduction in the event that the Issuer's shareholders elect to receive, in the aggregate, in excess of 750,000 shares of CIBER Common Stock.

        The consummation of the Merger is subject to various conditions, including without limitation, the approval of the Merger by the Issuer's shareholders. Any references to or descriptions of the Merger are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit 1 hereto and is incorporated by reference into this Item 4.

Page 4 of 4 Pages

        Concurrently with entering into the Merger Agreement, CIBER and Stan Gang, the Chairman of the Issuer's board of directors, and Fallen Angel Equity Fund, L.P. (the "Subject Shareholders") entered into a Voting and Option Agreement dated April 21, 2003 (the "Voting Agreement"). Under the terms of the Voting Agreement, the Subject Shareholders, holding 2,654,400 shares of Common Stock (the "Shares"), agreed to vote the Shares in favor of the merger and against any other merger, consolidation, combination, sale or transfer of a material amount of assets, reorganization, recapitalization, dissolution and the like, and agreed not to solicit or facilitate any such other transaction. The Subject Shareholders granted David Durham, an officer of CIBER, an irrevocable proxy to vote the Shares in accordance with the Voting Agreement until the termination of the Voting Agreement.

        The Subject Shareholders also granted CIBER an option to purchase the Shares upon the occurrence of specific triggering events, including the termination of the Merger Agreement under circumstances that entitle CIBER to receive a termination fee. The option has an exercise price of $4.05 per Share (subject to adjustment) and is exercisable upon the triggering event until the earlier of (i) the effective date of the Merger, (ii) the date of termination of the Merger Agreement if CIBER is not entitled to receive a termination fee in connection therewith, or (iii) upon payment of the termination fee if CIBER is entitled to such fee in connection with the termination of the Merger Agreement. CIBER may exercise the option for all, but not less than all, of the Shares subject to the option. If CIBER chooses to exercise the option and the Issuer pays the termination fee to CIBER within the time frame described in the Voting Agreement, the exercise of the option will be rescinded, and the option will be terminated.

        The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement which is filed as Exhibit 2 hereto and is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer.

        CIBER directly owns 46,000 shares of Common Stock and may also be deemed to beneficially own the 2,654,400 Shares subject to the Voting Agreement described in Item 4. Based on 6,388,188 shares of Common Stock issued and outstanding at February 28, 2003, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, CIBER beneficially owns approximately 42.3% of the issued and outstanding Common Stock. CIBER has sole voting and dispositive power with respect to 46,000 shares of Common Stock and shared voting power with respect to the 2,654,400 Shares subject to the Voting Agreement. The Subject Shareholders maintain all other rights as shareholders of the Issuer with respect to the Shares. The information set forth in Item 4 of this Schedule is incorporated by reference into this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The information set forth in Item 4 of this Schedule is incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated April 21, 2003, by and among CIBER, Inc., CIBER Acquisition Corporation and AlphaNet Solutions, Inc.
Exhibit 2	Voting and Option Agreement, dated April 21, 2003, by and among CIBER, Inc., Stan Gang and Fallen Angel Equity Fund, L.P.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2003
Date

/s/ David G. Durham
Signature

David G. Durham/Sr. Vice President—CFO
Name/Title

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS OF CIBER, INC.

        The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of CIBER, Inc. The business address of CIBER, Inc. is 5251 DTC Parkway, Suite 1400, Greenwood Village, CO 80111.

Name	Title	Business Address	Citizenship
Bobby G. Stevenson	Chairman of the Board	5251 DTC Parkway, Suite 1400 Greenwood Village, CO 80111	United States
Mac J. Slingerlend	Chief Executive Officer, President, Secretary and Director	5251 DTC Parkway, Suite 1400 Greenwood Village, CO 80111	United States
Edward Longo	Chief Operating Officer and Executive Vice President	5251 DTC Parkway, Suite 1400 Greenwood Village, CO 80111	United States
David G. Durham	Chief Financial Officer, Senior Vice President and Treasurer	5251 DTC Parkway, Suite 1400 Greenwood Village, CO 80111	United States
Joseph A. Mancuso	Senior Vice President, President—Custom Solutions Division	5251 DTC Parkway, Suite 1400 Greenwood Village, CO 80111	United States
William R. Wheeler	Senior Vice President and President—CIBER Enterprise Solutions Division	5251 DTC Parkway, Suite 1400 Greenwood Village, CO 80111	United States
James A. Rutherford	Managing Director	Wingset Investments Ltd. 15 South High Street New Albany, OH 43054	United States
Archibald J. McGill	President	Chardonnay, Inc. 10216 E. Venado Trail Scottsdale, AZ 85262	United States
James C. Spira	President and Chief Operating Officer	American Greetings Corporation One American Road Cleveland, OH 44144	United States
George A. Sissel	Director	5251 DTC Parkway, Suite 1400 Greenwood Village, CO 80111	United States
Peter H. Cheesbrough	Chief Financial Officer	Navigant Biotechnologies, Inc. 1212 Quail Street Lakewood, CO 80215	United States

EXHIBIT INDEX

Exhibit 1	Agreement and Plan of Merger, dated April 21, 2003, by and among CIBER, Inc., CIBER Acquisition Corporation and AlphaNet Solutions, Inc.
Exhibit 2	Voting and Option Agreement, dated April 21, 2003, by and among CIBER, Inc., Stan Gang and Fallen Angel Equity Fund, L.P.

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SCHEDULE A EXECUTIVE OFFICERS AND DIRECTORS OF CIBER, INC.
EXHIBIT INDEX